

SEC

19008012



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2018__ AND ENDING __12/31/2018__

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Globalink Securities, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

3452 East Foothill Boulevard, Suite 1040

(No. and Street)

Pasadena	California	91107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Junhua Liao   626-964-5966

                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA

(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., # 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

MAR 0 1 2019

Washington, DC

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __Junhua Liao__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Globalink Securities, Inc.__ , as
of __December 31__ , 20__18__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None

_____
Signature

President / CEO
_____
Title

_____
Notary Public   2/27/2019

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA ACKNOWLEDGMENT CIVIL CODE § 1189

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _____ Los Angeles }

On _February 27, 2019_ before me, _Michael Chu, Notary Public_
/Date Here Insert Name and Title of the Officer

personally appeared — Jun Hua Liao —
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

MICHAEL CHU
Notary Public - California
Los Angeles County
Commission # 2163843
My Comm. Expires Sep 28, 2020

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____
Signature of Notary Public

Place Notary Seal and/or Stamp Above

———— OPTIONAL ————

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document _Annual Audited Report, Form X-17A-5_
Title or Type of Document: _part II, Oath or Affirmation_
Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____
☐ Corporate Officer – Title(s): _____
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: _____
Signer is Representing: _____

Signer's Name: _____
☐ Corporate Officer – Title(s): _____
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: _____
Signer is Representing: _____

©2018 National Notary Association

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Globalink Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Globalink Securities, Inc. as of December 31, 2018, the related statement of income, statement of shareholders' equity, and statement of changes in financial condition for the year then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Globalink Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Globalink Securities, Inc.'s management. My responsibility is to express an opinion on Globalink Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Globalink Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The supplemental information, consists of Schedules I, II & III, and has been subjected to audit procedures performed in conjunction with the audit of Globalink Securities, Inc.'s financial statements. The supplemental information is the responsibility of Globalink Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the financial statement is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Yafeh, CPA

I have served as Globalink Securities, Inc.'s auditor since 2007.
Los Angeles, California
February 26, 2019

Globalink Securities, Inc.
Statement of Financial Condition
December 31, 2018

Assets

Cash	499,350
Clearing brokers cash deposits	100,457
Clearing broker securities deposit	112,100
Certificate of Deposits	500,858
Accounts receivable	6,000
Subscription receivable	475,360
Commissions receivable	208,959
Property and equipment net of $144,850 depreciation	41,301
Other assets – non allowable	146,012
Loan to Holding Co.	313,287
Employee loans	57,000
Security deposit	10,138
Total Assets	**$ 2,470,822**

Liabilities and Shareholders' Equity

Liabilities

Commissions payable	$ 404,528
Accounts payable	28,281
Other payables	1,695
Total Liabilities	**434,504**

Shareholders' Equity

Common stock - ($10 par value, 10,000 shares authorized, issued and outstanding)	100,000
Paid-in capital	2,961,277
Retained (Deficit)	(1,024,959)
Total Shareholders' Equity	**2,036,318**
Total Liabilities and Shareholders' Equity	**$ 2,470,822**

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Statement of Income
For the Year Ended December 31, 2018

Revenues

Agency Commissions	$1,108,620
Mutual Funds	701,032
Insurance Commissions	278,982
Variable Product Commission	1,016,247
Interest	1,144,545
Other	63,464
Total Revenues	$4,312,890

Cost of Sales

Clearing house expense	162,006
Commission Expenses	2,440,258
Total Cost of Sales	2,602,264
Gross Profit	1,710,626

Operating Expenses

Advertising	251,798
Auto Expenses	29,188
Bank Service Charges	149
Depreciation	10,659
Regulatory Expense	54,071
Insurance	23,844
Internet	13,366
Office Expense	14,706
Office Machine Rental	3,107
Postage and Delivery	2,945
Professional Services	49,878
Rent	116,180
Salary	354,945
Taxes and Assessments	21,153
Telephone	8,618
Travel and Entertainment	43,714
Total Operating Expenses	998,321
Unrealized Investment Loss	(14,352)
Income Before Tax Provision	$ 697,953
Federal	---
State	24,263
Net Income	$ 673,690

Globalink Securities, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2018

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2017	11,001	$110,010	$2,425,907	$(1,698,649)	$837,268
Capital Contribution	1,126	11,260	514,100	0	525,360
Retired Shares	(2,127)	(21,270)	21,270	0	0
Net Income	0	0	0	673,690	673,690
Balance, December 31, 2018	10,000	$100,000	$2,961,277	$(1,024,959)	$2,036,318

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2018

Cash Flow from Operating Activities

Net Income	$ 673,690
Depreciation expense	10,659

Changes in operating assets and liabilities:

Clearing firm deposits	(162,592)
Investments	(500,858)
FINRA CRD deposit	(919)
Petty cash	525
Accounts receivable	(4,500)
Subscription receivable	(475,360)
Commissions receivable-WM	(10,511)
Commissions receivable-other	(53,309)
Compliance fee receivable	796
Direct business receivable	(1,465)
Loan to officer	(47,000)
Prepaid expenses	(1,106)
Prepaid insurance	(1,372)
Accounts payable	3,732
Commission payable	54,049
Direct business commission payable	1,172
Payroll tax payable	(3,513)
Salary payable	(14,345)
Wedbush customer debits	170
Net cash used by operating activities	(532,057)

Cash Flow from Investing Activities

Office Equipment	(47,338)
Investment in Globalink Insurance	(4,000)
Loan to Holding Company	(1,000)
Loan to employee	9,000
Net cash used in investing activities	(43,338)

Cash Flow from Financing Activities

Paid in Capital	525,360
Net Decrease in Cash	(50,035)
Cash: Beginning of the Year	549,385
Cash: End of the Year	$499,350

Note 1 – Organization and Nature of Business

Globalink Securities, Inc. (the Company), formerly Palm Springs Retirement Investments Corporation (PSRIC), was incorporated in the State of California on January 3, 1992 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through its clearing broker on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k) (2) (ii).

The stock of PSRIC was purchased on July 16, 1997 by Wall Street Holding Company (WSHC), the parent company of Globalink Securities, Inc.

On August 1, 2002, the stock of WSHC was purchased by a sole shareholder.

In 2003 the Company returned, to the above sole shareholder, the majority amount of his capital and then a group of new investors took control of the Company.

Note 2 -- Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Broker or dealer selling variable life insurance or annuities
- Solicitor of time deposits in a financial institution
- Put and call broker or dealer or option writer
- Private placements of securities

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition– The company is a full service introducing broker dealer. Revenues are generated in the following ways:

1) Clients and brokers place trades (usually stocks, options, bonds, and mutual funds) online or from the company's back office system which will go through to its clearing firm Wedbush Securities. Wedbush Securities pays the Company commissions on a monthly basis.
2) Brokers assist or help clients submit/purchase financial products (mutual funds, VA's, and VUL's) directly from issuing companies. The Company receives commissions from the issuing companies.

Note 2 -- Significant Accounting Policies (continued)

3) The Company receives monthly or quarterly income from 12B-1 fees, management fee rebates, and interest rebates through mutual fund and management companies.
4) The Company receives affiliation/compliance fees from registered persons on a monthly basis.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2015 to the present, generally for three years after they are filed.

Depreciation – Depreciation is calculated on the accelerated method over estimated economic lives. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018.

Fair Value Measurements on a Recurring Basis
As of December 31, 2018

Assets	Level 1	Level 2	Level 3
Cash and Securities	$ 1,000,207	$ 0	$ 0
CRD Deposit	0	1,876	0
Clearing Broker Deposit	212,557	0	0
Total	$ 1,212,764	$ 1,876	$ 0

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2018, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$79,384	$219

Note 5 – Related Party Transactions

In fiscal year 2018, The President of Globalink Securities, Inc. purchased 626 shares of common stock and Investlink America LLC purchased 500 shares of common stock. Investlink America LLC is owned by the President of Globalink Securities, Inc. The share were purchased for $525,360. The transactions increased the Company's paid in capital by $ 514,100.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2018, the Company had net capital of $ 1,053,231 which was 1,024,264 in excess of its required net capital requirement of $ 28,967. The Company's aggregate indebtedness of $ 434,504 which is 41% to net capital.

Note 8 – Provision for Income Taxes

The Company files its Federal and state tax returns on the cash basis. Because of operating losses, approximately $2.0 million, carried forward from prior years, there is no Federal income tax and a state tax of approximately $20,000.

Because of the changes in ownership (See Note 1) the Company's historical losses (NOL's) get substantially reduced.

Note 9 – Deposit – Clearing Organization

The Company has an agreement with a clearing brokers which requires a minimum deposit of $50,000.

Note 10 – Off Balance Sheet Risk

As discussed in Note 1, the customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to the transactions due to the possibility that customers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker.

Note 11 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2018 through February 26, 2019, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Globalink Securities, Inc.
Schedule I -- Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2018

Computation of Net Capital
    Total ownership equity from statement of
        financial condition $ 2,036,318

Nonallowable assets - page 14   (965,772)
Security Position Haircuts   (17,315)

    Net Capital $ 1,053,231

Computation of Net Capital Requirements
    Minimum net aggregate indebtedness-
        6-2/3% of net aggregate indebtedness $ 28,967

    Minimum dollar net capital required $ 5,000

    Net Capital required (greater of above amounts) $ 28,967

    Excess Capital $ 1,024,264

Excess net capital at 1000% (net capital less 10% of
    aggregate indebtedness)   1,009,781

Computation of Aggregate Indebtedness
    Total liabilities $ 434,504

    Percentage of aggregate indebtedness to net capital   41%

The following is a reconciliation of the above net capital
computation with the Company's corresponding
unaudited computation pursuant to Rule 179-5(d) (4):

    Net capital unaudited $1,053,232
    Rounding Adjustment   (1)
    Net capital audited $1,053,231

See Accompanying Notes to Financial Statements

Nonallowable Assets

Commission Receivable	$ 25,915
Property and equipment	41,301
Rent deposit	10,138
[1] Petty Cash	1,106
NASD CRD Deposit	1,876
Accounts Receivable	6,000
Subscription Receivable	475,360
Investments	4,000
Direct Business Receivable(>payable)	27,311
Prepaid Expenses	2,478
Loan Receivable – employee	10,000
Loan to Officer	47,000
Loan to Holding Company	313,287
Total non-allowable assets	$ 965,772

Globalink Securities, Inc.
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2018

A computation of reserve requirement is not applicable to Globalink Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Globalink Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2018

Information relating to possession or control requirements is not applicable to Globalink Securities Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXEMPTION REPORT REVIEW

To the Board of Directors and Shareholders
of Globalink Securities, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Globalink Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Globalink Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:k(2)(ii) (the "exemption provisions") and (2) Globalink Securities, Inc. stated that Globalink Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Globalink Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Globalink Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2019

GlobaLink Securities, Inc.
3452 E. Foothill Blvd., Site 1040
Pasadena, CA 91107

Exemption Request Form

1/30/2019

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Globalink Securities Inc. met the Section 240.15c3-3: (k)(2)(ii) exemption for the period January 1, 2018 through December 31, 2018.

Sincerely,

Junhua Liao, CEO/President, Globalink Securities, Inc